The Bank of New York Trust Company, N.A. 2 North LaSalle Street, Suite 1020 Chicago, Illinois 60602 September 26, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Attn:	Kevin W. Vaughn

Accounting Branch Chief

Fax: (202) 772-9210

Re:	Government Trust 1-D
Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2007
Filed March 31, 2008 and May 15, 2008, respectively
File No. 000-17202

Dear Mr. Vaughn:

This is in response to your letter of July 18. In response to your comments we are filing a Form 10-K/A amending the previously filed Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007 for Government Trust 1-D (the “Trust”). This filing includes revised disclosure under Item 9A as follows:

Item 9A. Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by Lawrence M. Kusch, Assistant Vice President of the Trustee, of the effectiveness of the Trust’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on that evaluation, Mr. Kusch concluded that the Trust’s disclosure controls and procedures were not effective because such controls and procedures did not ensure that a report by management on the Trust’s internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) was initially included in the Trust’s Form 10-K for the year 2007. Such report appears below.

Management of the Trustee is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management of the Trustee has assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon such assessment, management of the Trustee believes that, as of December 31, 2007, the Trust’s internal control over financial reporting is effective based upon those criteria. This annual report does not include an attestation report of the Trust’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Trust’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Trust to provide only management’s report in this annual report.

There have not been any changes in the Trust’s internal controls and procedures for financial reporting as defined in Exchange Act Rule 13a-15(f) and 15d-15(f) during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

The filing also includes an updated Exhibit 31.1 dated the date of the filing. The filing also identifies on the cover page a class of securities registered under Section 12(g) of the Exchange Act. In addition, we have added an Exhibit 32.1 (certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002) dated the date of the filing.

We acknowledge, on behalf of the Trust, that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please forward any response to this letter to the undersigned and also to:

Robert K. Morris, Esq.

Reed Smith LLP

2500 One Liberty Place

1650 Market Street

Philadelphia, PA 19103

Fax: (215) 851-1420

Very truly yours,

The Bank of New York Trust Company, N.A., as Trustee on behalf of Government Trust 1-D

By:	/s/ Lawrence M. Kusch
Lawrence M. Kusch
Assistant Vice President